Himalaya Shipping Ltd. (HSHP) files 2023 Annual Report on Form 20-F

Hamilton, Bermuda, March 27, 2024

Himalaya Shipping Ltd. (the "Company") has filed its Annual Report on Form 20-F for the Year Ended December 31, 2023 (the "2023 Annual Report") with the U.S. Securities and Exchange Commission (the "SEC") on March 27, 2024. The report is attached to this release.

The Company's 2023 Annual Report can be downloaded from the SEC's website (http://www.sec.gov) and is also available on the Company's website (https://www.himalaya-shipping.com). Hard copies of the Company's 2023 Annual Report can be obtained, free of charge, upon request by writing to us at:

Himalaya Shipping Ltd.
S.E. Pearman Building, 2nd Floor,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For queries, please contact:

Herman Billung, Contracted CEO
Telephone +47918 31590